EXHIBIT 99.1

Board of Directors Resolution

ADOPTED July 6th, 2020

RE: (1) The Company has assigned the Binding Memorandum of Understanding (MOU) 8 K filed and executed on September 30, 2018 to Ann Charles International Airport (2) The Company with Ann Charles International Airport now has a Binding Memorandum of Understanding (MOU) the 8 K to be filed and executed on or before July 17th 2020

WHEREAS, Notice of this meeting was duly transmitted to all Members of the Board in accordance with the Bylaws of the Company; and WHEREAS, all Members of the Board were in attendance either personally or telephonically, as provided by the Bylaws; and

WHEREAS, there were One (1) items of business that came before the Board for action at the meeting: (1) The Company has assigned the Binding Memorandum of Understanding (MOU) to Ann Charles International Airport (2) The Company with Ann Charles International Airport now has a Binding Memorandum of Understanding (MOU) according to the 8 K filed on or before July 17th , 2020 as shown below:

ITEM 1.01 Entry into a Material Definitive Agreement

A Memorandum of Understanding (the "MOU"), by and between Air Cyprus Aviation Limited and Ameri Metro Ireland, Ltd, was executed on September 30, 2018. Thereafter, an amendment to the MOU was signed in order to cause the MOU to become binding, subject to government regulatory approval, if and when applicable. Ameri Metro Ireland Ltd, a wholly owned subsidiary of Ameri Metro Inc., has agreed to purchase 100% of Air Cyprus Aviation Limited, whose registered address is 41 Panniotis Street, Green Area, Germasogeia, 4044 Limassol, Cyprus, in exchange for $12,533,064 USD. Ameri Metro Ireland Ltd also plans to purchase land near the Cyprus international airport for the construction of the Air Cyprus Aviation Limited headquarters.

WHEREAS, all of the actions taken are within the authority of the Board of Directors and in accordance with their duty to act in the best interests of the Company after due deliberation and investigation of issues involved; and

WHEREAS, prior to the voting on the Resolutions, full and fair explanations of each one were provided to the Directors with the opportunity for them to ask questions, examine documents and otherwise satisfy themselves as to any actions to be taken.

NOW THEREFORE, IT IS DULY RESOLVED AND ENACTED AS FOLLOWS:

DULY RESOLVED AND ENACTED BY THE BOARD OF DIRECTORS OF AMERI METRO, INC., ON THE DAY AND DATE SET FORTH ABOVE AS EVIDENCED BY THEIR SIGNATURES BELOW:

Dated: July 6th, 2020

Debra Mathias as CEO and Director/

Donald Williams as Independent Director /

Continuation:

Board of Directors Resolution

ADOPTED July 6th, 2020

RE: (1) The Company has assigned the Binding Memorandum of Understanding (MOU) to Ann Charles International Airport Inc (2) The Company with Ann Charles International Airport now has a Binding Memorandum of Understanding (MOU) according to the 8 K filed on July 17, 2020

Suhail Matthias as Director /

Shahjahan Charles Mathias as Vice Chairman and Director/

James Kingsborough as Director /

Todd Reynold as Director/

James Becker as President and Director /

Keith Doyle as Director /

Steve Trout as Secretary / Treasurer and Director /

Robert Choiniere as Director / CFO /

Bryan Elicker as Director / COO /

John Thompson as Director /

Explanation CLASS B share certificate # 30308 dated 07/01/2020

This certificate was issued as full payment to purchase and to facilitate the terms and conditions of MOU (8K) filed September 30,2018 class B Shares certificate # 30308 was used as currency @ $3, 000.per share











NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

NUMBER **30308**

Ameri Metro, Inc.
"Changing The Way You Move"

SHARES *** 4,176 ***

AUTHORIZED CLASS B COMMON STOCK: 10,000,000,000 SHARES
PAR VALUE $0.0001

CUSIP NO. 02362A105

THE SHARES OF STOCK REPRESENTED BY THIS STO CERTIFICATE HAVE NOT BEEN REGISTERED UNDER T SECURITIES ACT OF 1933, AS AMENDED, AND MAY N BE SOLD OR OTHERWISE TRANSFERRED UNLESS COMPLIANCE WITH THE REGISTRATION PROVISIONS SUCH ACT HAS BEEN MADE OR UNLESS AVAILABILITY AN EXEMPTION FROM SUCH REGISTRATION PROVISIC HAS BEEN ESTABLISHED, OR UNLESS SOLD PURSUA TO RULE 144 UNDER THE SECURITIES ACT OF 1933

THIS IS TO CERTIFY THAT **CHRIS CHRISTODOULOU**

is the owner of *** FOUR THOUSAND ONE HUNDRED SEVENTY SIX ***

FULLY PAID AND NON-ASSESSABLE SHARES

(hereinafter called the "Corporation") transferable on the books of the corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby are issued and shall be held subject to all the provision of the Certificate of Incorporation and By-Laws of the Corporation and the amendments from time to time made thereto, copies of which are or will be on file at the principal office of the Corporation, to all of which the holder by acceptance hereof assents. This Certificate is not valid unless countersigned by the Transfer Agent and Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: **07/01/2020**

CEO

Secretary

BY

Vail Stock Transfer
11035 Lavender Hill Dr
STE 160-606
Las Vegas, Nevada 89135
702-463-8832

Transfer Agent
and Registrar

Authorized Signature

Explanation CLASS B share certificate # 30310 dated 07/01/2020

This certificate was issued to pay for the building of new phase one corporate headquarters building to facilitate the development of project described in of MOU (8K) filed September 30,2018 class B Shares certificate # 30310 was used as currency @ $3,000.per share ($77,472,00)









NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

NUMBER 30310

Ameri Metro, Inc.
"Changing The Way You Move"

SHARES * 25,824 *

AUTHORIZED CLASS B COMMON STOCK: 10,000,000,000 SHARES
PAR VALUE $0.0001

CUSIP NO. 02362A10

THE SHARES OF STOCK REPRESENTED BY TH
CERTIFICATE HAVE NOT BEEN REGISTERED U
SECURITIES ACT OF 1933, AS AMENDED, AND
BE SOLD OR OTHERWISE TRANSFERRED U
COMPLIANCE WITH THE REGISTRATION PROVIS
SUCH ACT HAS BEEN MADE OR UNLESS AVAILAB
AN EXEMPTION FROM SUCH REGISTRATION PRO
HAS BEEN ESTABLISHED, OR UNLESS SOLD PU
TO RULE 144 UNDER THE SECURITIES ACT OF 1

THIS IS TO CERTIFY THAT

AIR CYPRUS AVIATION LIMITED

is the owner of *** TWENTY FIVE THOUSAND EIGHT HUNDRED TWENTY FOUR ***

FULLY PAID AND NON-ASSESSABLE SHARES

(hereinafter called the "Corporation") transferable on the books of the corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby are issued and shall be held subject to all the provision of the Certificate of Incorporation and By-Laws of the Corporation and the amendments from time to time made thereto, copies of which are or will be on file at the principal office of the Corporation, to all of which the holder by acceptance hereof assents. This Certificate is not valid unless countersigned by the Transfer Agent and Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: **07/01/2020**

CEO

CORPORATE SEAL * CORPORATE SEAL *

Secretary

BY

Authorized Signature

Transfer Agent and Registrar

Lavender Hill Dr
STE 160-606
Las Vegas, Nevada 89135
702-463-8832







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):

September 30, 2018

AMERI METRO, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-54546	45-1877342
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2575 Eastern Blvd., Suite 102, York, PA 17402
(Address of principal executive offices)

717-434-0668
(Registrant's telephone number, including area code)

N/A
(Former Name or former address if changed from last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

1

ITEM 1.01 Entry into a Material Definitive Agreement

A Memorandum of Understanding (the "MOU"), by and between Air Cyprus Aviation Limited and Ameri Metro Ireland, Ltd, was executed on September 30, 2018. Thereafter, an amendment to the MOU was signed in order to cause the MOU to become binding, subject to government regulatory approval, if and when applicable. Ameri Metro Ireland Ltd, a wholly owned subsidiary of Ameri Metro Inc., has agreed to purchase 100% of Air Cyprus Aviation Limited, whose registered address is 41 Panniotis Street, Green Area, Germasogeia, 4044 Limassol, Cyprus, in exchange for $12,533,064 USD. Ameri Metro Ireland Ltd also plans to purchase land near the Cyprus international airport for the construction of the Air Cyprus Aviation Limited headquarters.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

10.1   A Memorandum of Understanding (the "MOU"), by and between Air Cyprus Aviation Limited and Ameri Metro Ireland, Ltd, DATED September 30, 2018, as amended.

99.1   Business plan of Air Cyprus Aviation Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

October 10, 2018

Ameri Metro, Inc.

/s/ Debra Mathias
_____

By: Debra Mathias
Title: Chief Executive Officer

2


Ameri Metro, Inc.
"Changing The Way You Move"

Affiliated Companies:
HSR PASSENGER SERVICES, INC.
HSR LOGISTICS, INC.
HSR TECHNOLOGIES, INC.
HSR FREIGHT LINE, INC.

Dated 10/3/2018

Air Cyprus Aviation Limited

41 Panniotis Street Green Area

Germasogeia 4044 Limassol, Cyprus

Captain Chris Christodoulou,

This letter will serve to notify both parties of the Memorandum of Understanding between Air Cyprus Aviation Limited and Ameri Metro Ireland, Ltd dated and signed on September 30, 2018, that the Memorandum of Understanding will be a Definitive Binding Memorandum of Understanding between both parties subject to government regulator authorities.

Kind Regards,

Shah Mathias
Founder / Business Development

Captain Chris Christodoulou

PHONE: 717-434-0668

2575 EASTERN BLVD., YORK, PA 17402

Air Cyprus

MEMORANDUM OF UNDERSTANDING
Share Purchase and Expansion of
Air Cyprus Ltd

BETWEEN

AMERI METRO, IRELAND LTD

AND

AIR CYPRUS AVIATION LIMITED

THIS Memorandum of Understanding ("MOU") Agreement is made on September 30th, 2018("Effective Date")

BETWEEN:

Party A:

AMERI METRO, IRELAND LTD, a wholly owned subsidiary of Amari Metro Inc. whose registered address is 2575 Eastern Blvd. York, PA 17402, United States of America;

AND

Party B:

Air Cyprus Aviation Limited, whose registered address is 41 Panniotis Street, Green Area, Germasogeia, 4044 Limassol, Cyprus.

PREAMBLE:

1. AMERI METRO, IRELAND LTD. a company registered in U.S.A.. hereinafter referred to as 'Party A' (Ameri Metro, Inc), hereby agrees to buy 100% of the shares of Air Cyprus Ltd, a company registered in Cyprus. hereinafter referred to as 'Party B' (Air Cyprus Ltd), as per the following terms.

2. It is agreed that the purchaser will also buy the land which was discussed nearby Larnaca International Airport for the purpose of constructing Air Cyprus Ltd head-offices.

3. Upon the 100% transfer of the shares from Air Cyprus to Ameri Metro. Party A will deposit the sum of £9.5 million (UK GBP Sterling nine million five hundred thousand pounds) to Party B's nominated bank account TBA. $12,533,864 USD

4. It is further agreed that in the event that at any stage the present shareholders of Air Cyprus, wish to purchase shares from , through a n Ameri Metro, Inc). nominated company, then this option will be given to them at the market share value at the time.

5. For the avoidance of doubt, it is further agreed that upon instructing solicitors and accountants to prepare and execute all relevant contracts, all legal and accounting expenses will be beard by Party A. It is normal practice that a specified amount for the work which will be carried out will be deposited with the relevant professionals in advance.

RESPONSIBILITIES OF THE PARTIES

The Purchasers agree for Air Cyprus granting the following benefits for Captain Chris Christodoulou for his past involvement in the development of Air Cyprus. It is hereby agreed that Captain Chris Christodoulou:

1. Will have control of the management and day-to-day operations of Air Cyprus in his capacity of none executive CEO of Air Cyprus Ltd.

2. Captain Christodoulou will be given contract of employment as none executive CEO.

3. In his capacity as none executive CEO, Captain Christodoulou will be sitting on the transportation committee board.

4. A company car will be provided, covering all running expenses.

7. All terms contained in the Contract will apply to Air Cyprus Ltd as well as any subsidiaries or holdings which might be created that will include the Air Cyprus operation for the duration that Captain Christodoulou will remain as none executive CEO of Air Cyprus.

7. All Board of Directors / Shareholders and their immediate families (spouse / children) will be entitled to free travel on Air Cyprus Ltd (and/or codeshare flights where Air Cyprus is involved or inter-line agreements with other airlines).

RESPONSIBILITIES OF THE NONE EXECUTIVE CEO

Main responsibilities of Captain Chris Christodoulou in his capacity as none executive CEO, of Air Cyprus Ltd are as follows:

1. The none executive CEO will provide leadership. direction and coordinate the activities of Air Cyprus Ltd as per the goals and objections of the company.

2. He is going to expand on the existing plans or alter plans to reflect present times in agreement with the Board, so as to develop a strategy and implementation of that strategy which will promote revenues, profitability and growth as a company.

3. He will oversee the Air Cyprus activities to ensure, safety. efficiency. quality of service and a cost-effective management of resources.

4. Put together the management team and recommend board members to the chairman.

5. Negotiate the Airline Operator's Certificate (AOC) with the Cyprus Authorities. once the resources are in Air Cyprus which will allow such a negotiation (i.e. relating to the aircraft for which we need to apply for the AOC).

6. Lead the negotiations with the core entities which are essential to launch the Air Cyprus Ltd operation: Aircraft Leasing, Fuel Suppliers, Handling Agents, Airports.

7. Manage the day-to-day operation including approving company operational procedures, policies and standards.

8. Evaluate the performance of executives for compliances with the policies and objectives of Air Cyprus.

9. Promote sound corporate governance.

PUBLICITY AND PRESS RELEASES:

Neither Party shall issue any news release, public announcement or advertising regarding this MoU without the prior written consent of the other Party. Other then filing regulatory disclosures

ENTIRE UNDERSTANDING:

This MoU superseded and replaced any and all prior agreements, understandings, or arrangements, whether oral or written, made between the parties and relating to the subject matter of this MoU.

FORCE MAJEURE:

In the event that either Party should be rendered either wholly or partially unable to carry out their respective obligations under this MoU by reasons or causes beyond their control, including but not limited to, war, sabotage, weather, failure of or delay in transportation, shortage of labour, etc., which could not be unreasonably expected or avoided, then the performance of that Party shall be excused during the continuance of any inability so caused.

TERM AND TERMINATION:

All rights and obligations of the Parties under this MoU shall terminate upon the failure of one of the Parties to perform its obligations under this MoU; and/or by mutual agreement of both Parties to terminate this MoU.

VALIDITY OF THIS MOU:

The validity of this MOU is 120 days from the date of both parties' signatures unless both parties agree to extend for a further specified period.

NOTICES:

All notices, demands, requests or other communication that may be given under this MoU shall be in writing addressed to the respective Parties via an agreed email address and/or as follows:

Continued on next page:







AMERI METRO, IRELAND LTD:

2575 Eastern Blvd.
York, PA 17402
U.S.A.

Air Cyprus Aviation Limited:

41 Panniotis Street
Green Area, Germasogeia
4044 Limassol
Cyprus

GOVERNING LAW AND ARBITRATION:

This MoU and any claims or disputes relating thereto shall be governed by and construed in accordance with the laws of The Republic of Cyprus (European Union Law) which shall be subject to the exclusive jurisdiction of The Republic of Cyprus Courts.

AS WITNESS this agreement has been signed by the duly authorised representatives of the Parties.

SIGNED for an on behalf of
Ameri Metro, Ireland Ltd:

Name: Mr Shah Mathias
Position: **company founder financial partner**

Signature: [signature]

Dated: Sep /18/ 2017

September 30th, 2018 ("Effective Date")

[signature]

SIGNED for an on behalf of
Air Cyprus Aviation Ltd:

Name: Captain Chris Christodoulou
Position: Chairman/CEO

Signature: [signature]

Dated: 15/09/2018

September 30th, 2018 ("Effective Date")